

December 28, 2010

Via U.S. Mail & Facsimile (403) 699-5675

Mr. Kevin J. Reinhart
Executive Vice President and Chief Financial Officer
Nexen Inc.
801- 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re:** **Nexen Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-K/A filed December 15, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended June 30 and**
> **September 30, 2010**
> **Filed July 21, 2010 and November 3, 2010**
> **File No. 1-6702**

Dear Mr. Reinhart:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director